

August 15, 2018

Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall, Suite 200
San Diego, CA 92121

        Re: Kratos Defense & Security Solutions, Inc.
            Form 10-K for the Year Ended December 31, 2017
            Filed February 28, 2018
            Form 8-K as of May 10, 2018
            Filed May 10, 2018
            Form 10-Q for the Quarterly Period Ended April 1, 2018
            Filed May 10, 2018
            File Nos. 001-34460

Dear Ms. Lund:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Transportation and Leisure